UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11h Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

Exhibit Index Appears on Page 12

SCHEDULE 13D

CUSIP No. 366505105	Page 2 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77% (1)
14	Type of reporting person (see instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 75,635,938 shares of Common Stock issued and outstanding as of July 27, 2020, as reported on the Form 10-Q filed with the SEC by the Company on July 30, 2020.

SCHEDULE 13D

CUSIP No. 366505105	Page 3 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 4 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 5 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 584,237
	9	Sole dispositive power None
	10	Shared dispositive power 584,237

11	Aggregate amount beneficially owned by each reporting person 584,237
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.77%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 6 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 7 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 366505105	Page 8 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,805,763
	9	Sole dispositive power None
	10	Shared dispositive power 2,805,763

11	Aggregate amount beneficially owned by each reporting person 2,805,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.71%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 366505105	Page 9 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark T. Gallogly
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.48%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 366505105	Page 10 of 10 Pages

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 3,390,000
	9	Sole dispositive power None
	10	Shared dispositive power 3,390,000

11	Aggregate amount beneficially owned by each reporting person 3,390,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.48%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 amends the Schedule 13D filed on October 5, 2020 and amended by Amendment No. 1 to Schedule 13D filed on October 16, 2020 (as amended, the “Schedule 13D”). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”), which has its principal executive office at La Pièce 16 Rolle, Switzerland. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D filed on October 5, 2020.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Centerbridge Partners, L.P., Oaktree Capital Management, L.P. (“Oaktree” and, together with Centerbridge Partners, L.P., the “Plan Sponsors”), Attestor Value Master Fund LP, The Baupost Group, L.L.C., Cyrus Capital Partners, L.P., FIN Capital Partners LP, Hawk Ridge Capital Management LP, IngleSea Capital, Keyframe Capital Partners, L.P., Newtyn Management, LLC, Sessa Capital (Master), L.P. and Whitebox Multi-Strategy Partners, L.P. (collectively, the “Additional Investors”) and Honeywell International Inc. (“Honeywell”) have entered into an Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Amended Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Plan”) to the Debtors (as defined in the Amended Coordination Agreement).

Under the Amended Coordination Agreement, (i) the Plan Sponsors have agreed to offer to provide a new money debtor-in-possession term loan facility in a principal amount of up to $250 million (the “DIP Facility”), on terms set forth in a new credit agreement and (ii) the reorganized Company shall issue shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) at a purchase price of up to approximately $1.15 billion in the aggregate.

The Plan contemplates, among other things:

•	payment in full in cash of the Debtors’ debtor in possession financing that remains outstanding;

•	the payment in full in cash of all outstanding principal and accrued interest under the Debtors’ senior secured credit facility at the contractual non-default rate to the Effective Date;

•

(a) if holders of at least 66 2/3% in amount of all Senior Notes Claims (as defined in the Amended Coordination Agreement) execute the Amended Coordination Agreement, the payment in full in cash of all outstanding principal and accrued interest under the Debtors’ 5.125% senior notes due 2026 (the “Senior Notes”) at the contractual non-default rate to the date of the Debtors’ chapter 11 filing; or (b) if holders of at least 66 2/3% in amount of all Senior Notes Claims do not execute the Amended Coordination Agreement, at the option of the Plan Sponsors (i) the reinstatement of the Senior Notes, or (ii) such other treatment rendering the Senior Notes unimpaired;

•

in full and final satisfaction and in exchange for each claim of Honeywell arising under that certain Indemnification and Reimbursement Agreement, dated September 12, 2018, by and among Honeywell ASASCO Inc., Honeywell ASASCO 2 Inc., and Honeywell and that certain Indemnification Guarantee Agreement, dated as of September 27, 2018, by and among Honeywell ASASCO 2 Inc., as payee, Garrett ASASCO Inc., as payor, and certain subsidiary guarantors as defined therein (collectively, the “Indemnification Agreements”) and that certain Tax Matters Agreement by and among Garrett, Honeywell, Honeywell ASASCO Inc., and Honeywell ASASCO 2 Inc. (the “Tax Matters Agreement”), Honeywell shall receive: (a) an initial payment of $275 million in cash on the Effective Date (the “Initial Payment”); and (b) new series B preferred stock of the reorganized Company, which shall provide for $1.175 billion in total payments to Honeywell through December 31, 2034, unless repaid earlier on the terms and conditions set forth in the term sheet;

•	(a) the payment in full in cash of all allowed general unsecured claims against the Debtors, (b) the reinstatement of such claims, or (c) such other treatment rendering such claims unimpaired; and

•	the reinstatement of the Common Stock.

The Amended Coordination Agreement may be terminated upon the occurrence of certain events set forth in the Amended Coordination Agreement.

Based on information provided by Oaktree and the Additional Investors, the Reporting Persons believe that the Reporting Persons’ holdings, if taken together with what the Reporting Persons currently understand to be the holdings of Oaktree and the Additional Investors, would represent beneficial ownership in the aggregate of approximately 48.6% of the outstanding shares of Common Stock as of the date of this report. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock held by Oaktree and the Additional Investors. The Reporting Persons anticipate that Oaktree and the Additional Investors will file separate statements of beneficial ownership on Schedule 13D containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by such persons. This filing should not be construed to be an admission that any of the Reporting Persons and Oaktree or the Additional Investors are members of a “group” for the purposes of Sections 13(d) of the Act.

The foregoing description of the Amended Coordination Agreement is a summary only and is qualified in its entirety by the terms and conditions of the Amended Coordination Agreement, which is filed as Exhibit II attached hereto.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 above is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit	Description

II	Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 20, 2020

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.
By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner

By:	Centerbridge Credit Offshore GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Cayman GP, Ltd.,
its general partner

By:	Centerbridge Credit Offshore GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.

By:	Centerbridge Credit Offshore GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson